Exhibit 99.1

FIRST CAPITAL REALTY ANNOUNCES Q2 RESULTS

Toronto, Ontario (August 3, 2016) - First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR), one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties, announced today financial results for the three and six months ended June 30, 2016.

SELECTED FINANCIAL INFORMATION (unaudited)	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Operating FFO (1) ($ millions)	$64.2	$60.9	$125.7	$116.0
Operating FFO per diluted share (1)	$0.28	$0.27	$0.55	$0.52
FFO (1) ($ millions)	$66.4	$59.5	$128.3	$114.9
FFO per diluted share (1)	$0.29	$0.27	$0.56	$0.52
Weighted average diluted shares for FFO (000s)	233,014	223,298	229,789	222,086

Same Property NOI (1) ($ millions)	$89.8	$92.3	$179.9	$180.2
Same Property NOI growth (1) (2)	(2.7)%	7.6%	(0.2)%	6.0%

Net income attributable to common shareholders ($ millions)	$169.6	$94.3	$236.5	$140.2
Net income attributable to common shareholders per diluted share	$0.71	$0.41	$1.00	$0.62
Weighted average diluted shares for net income (000s)	243,235	241,494	240,183	239,432

Total portfolio occupancy rate (3)	95.2%	94.7%
Total Same Property occupancy rate (3)	96.3%	96.0%

(1)  Refer to “Non-IFRS Supplemental Financial Measures” section of this press release.

(2)  Prior periods as reported; not restated to reflect current period categories.

(3)  As at June 30.

SECOND QUARTER OPERATIONAL HIGHLIGHTS

●	Operating FFO per Share: Operating FFO per diluted share increased 1.1% or $0.01 to $0.28 vs. $0.27 in the same prior year period. Operating FFO in total dollars increased 5.3% or $3.3 million to $64.2 million from $60.9 million.

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●	Same Property NOI Growth: As expected, total Same Property NOI declined versus the same prior year period primarily due to the impact of two significant lease surrender fees totaling $3.0 million earned in the second quarter of 2015. Excluding these lease surrender fees, total Same Property NOI increased 0.6%. Total Same Property NOI was also impacted by the previously disclosed anchor space currently in transition (one former Target and one former Canadian Tire location). Same Property NOI is reported on a cash basis and will increase when the new tenants, who have taken possession of this space, begin to pay cash rent.

●	Portfolio Occupancy Rate: Total portfolio occupancy improved to 95.2% at June 30, 2016, from 94.7% at June 30, 2015. The increase was primarily driven by re-leasing space vacated by the closure of two Target stores in the second quarter of 2015. Occupancy at June 30, 2016 and 2015 excluding vacant space held for development was 95.8% for both periods. Total portfolio occupancy improved 0.2% from prior quarter.

●	Lease Renewal Rate Increase: Net rental rates for the quarter increased 5.9% per square foot on 378,000 square feet of lease renewals. The lease renewal rate increase for the Same Property portfolio was 6.6% on 328,000 square feet of renewals.

●	Growth in Average Net Rental Rate: The average net rental rate increased by 1.8% or $0.34 per square foot over the same prior year period to $19.04 per square foot, primarily due to rent escalations.

●	Invested $117 million in Properties: The Company acquired two income-producing properties and one major redevelopment property for a total of $77.3 million and invested $39.7 million in development and redevelopment.

●	Net Income Attributable to Common Shareholders up $75 million: Net income increased to $169.6 million or $0.71 per diluted share compared to $94.3 million or $0.41 per diluted share for the same prior year period. The increase was primarily due to an increase in the fair value of investment properties.

FINANCIAL HIGHLIGHTS

As at	June 30		December 31
($ millions)	2016	2015	2015
Total assets	$8,691	$8,124	$8,279
Unencumbered assets	$6,123	$5,447	$5,783
Net debt to total assets	43.1%	41.7%	42.9%
Weighted average term of fixed-rate debt (years)	5.6	5.8	5.5

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UPDATE ON NEW ACQUISITIONS

In a press release dated May 16, 2016, the Company announced a recently completed acquisition and a number of pending acquisitions. In addition to those specifically described in the release (namely Griffintown in downtown Montreal for $56 million and Cliffcrest Plaza in Toronto for $31 million), the following transactions were also completed or are expected to be completed:

Major Redevelopment Property (former Christie Cookie Site) in Toronto in Partnership with CPPIB

During the second quarter, the Company acquired one of Toronto’s largest remaining redevelopment sites on a 50/50 basis with Canada Pension Plan Investment Board (“CPPIB”) for an initial purchase price of $26 million (at the Company’s 50% share) in cash. First Capital Realty will be the managing partner responsible for development, leasing and property management.

The Property is situated at the northeast corner of Lake Shore Boulevard West and Park Lawn Road, on 27 acres of prime land in the southwest part of Toronto near the City’s waterfront. The site benefits from high visibility from Toronto’s Gardiner Expressway and the Lakeshore GO Transit Line which are both located on the site’s northern boundary. It was formerly operated as a Mr. Christie Bakery by the vendor, Mondelez Canada.

The large size of the property and its strategic location make it truly unique within the City of Toronto. It is ideally suited for a mixed-use redevelopment with a significant retail component to service the surrounding neighbourhoods, where substantial high-density residential properties continue to emerge - creating a dynamic and vibrant new community near Toronto’s western waterfront.

The preliminary redevelopment vision for the property is for a revitalized mixed-use community with a high quality urban design that integrates a range of uses and densities near the City’s waterfront. First Capital Realty looks forward to working with the City, neighbouring community and other stakeholders to ensure the best possible redevelopment of this important site.

Yorkville Village, Toronto

The Company has entered into a binding agreement to purchase 101 Yorkville Avenue on a 50/50 basis with a non-managing partner for a purchase price of approximately $15 million (at the Company’s 50% share) in cash. The property comprises approximately 0.5 acres of land situated across from several of First Capital Realty’s properties in the heart of Yorkville, where a significant retail transformation is underway, and therefore represents a future redevelopment opportunity. First Capital Realty will be the managing partner responsible for development, leasing and property management of the property following closing, which is scheduled to take place in the third quarter of 2016 and is subject to customary closing conditions.

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Pusateri’s Assembly, Avenue Road and Lawrence Avenue, Toronto

The Company has advanced a $39 million interim first mortgage loan and entered into an agreement of purchase and sale in respect of an assembly of properties including Toronto’s well-known Pusateri’s Fine Foods gourmet grocery store located at the northeast corner of Avenue Road and Lawrence Avenue in Toronto. The properties consist of approximately 2.2 acres of land that are improved with the Pusateri’s grocery store (the newly renovated 35,000 square foot store is expected to open by the end of 2016), an adjacent commercial retail building, car wash, small office building and a 15-unit residential apartment building. This high-quality location is well positioned in a neighbourhood with an exceptional demographic profile and therefore represents a meaningful medium to longterm value enhancing opportunity through redevelopment and intensification.

The acquisition has a purchase price of approximately $63.2 million and remains subject to completion of satisfactory due diligence by the Company.

“We are pleased with our solid results for the first half of 2016 with Operating FFO per share up 4.8% over the prior year” said Adam Paul, President and CEO.

“As well, the last few months have been active for us on the acquisition front. We are particularly pleased with the quality of the new assets we have been able to acquire in our core urban markets. These assets are a natural fit for our portfolio given their very strong demographic profiles. They are located in neighbourhoods where the population is growing at a higher rate than new retail supply which should lead to above average rent growth.”

“Looking forward, the recently acquired former Christie Cookie site, is a very exciting project for us as it is an opportunity to incorporate the best of what we have learned over many years in retail-focused urban development to create a large, modern, vibrant and sustainable urban master-planned community in Toronto. We are also delighted to enter into our first partnership with CPPIB on this investment and for their confidence in our development and operating platform” Mr. Paul concluded.

DIVIDEND

The Company will pay a third quarter dividend of $0.215 per common share on October 12, 2016 to shareholders of record on September 28, 2016.

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PAYMENT OF CONVERTIBLE DEBENTURE INTEREST OWING ON SEPTEMBER 30, 2016 IN SHARES

First Capital Realty will pay the interest due on September 30, 2016 to holders of each of its outstanding series of convertible debentures (TSX:FCR.DB.E, FCR.DB.F, FCR.DB.I, and FCR.DB.J) by the issuance of common shares on September 30, 2016. The number of common shares to be issued per $1,000 principal amount of debentures will be calculated by dividing the dollar amount of interest payable by an amount equal to 97% of the volume-weighted average trading price of the common shares of First Capital Realty on the Toronto Stock Exchange calculated for the 20 consecutive trading days ending on September 23, 2016. The aggregate interest payment is expected to be approximately $5.3 million, plus any accrued and unpaid interest on any such debentures which are converted on or before September 23, 2016. Under the terms of the convertible debentures, First Capital Realty has the option to satisfy its obligations to pay principal and interest in cash or by the issuance of common shares.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate, at 2:00 p.m. (ET) on Thursday, August 4, 2016, in a live conference call with senior management to discuss the Company’s results for the three and six months ended June 30, 2016.

Teleconference

You can participate in the live conference by dialing 416-340-2217 or toll-free 866-696-5910 with access code 2356582. The call will be accessible for replay until August 18, 2016 by dialing 905-694-9451 or toll-free 800-4083053 with access code 9057987.

Webcast

To access the live audio webcast and conference call presentation, please go to First Capital Realty’s website or click on the following link: Q2 2016 Conference Call. The webcast will be accessible for replay in the ‘Investors’ section of the website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. For assistance at any point during the call, press ‘*0’.

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ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties where people live and shop for everyday life. The Company currently owns interests in 161 properties, totaling approximately 25.2 million square feet of gross leasable area.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited interim and audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). As a complement to results provided in accordance with IFRS, the Company discloses certain non-IFRS financial measures, including but not limited to NOI, Same Property NOI, FFO and Operating FFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the three and six months ended June 30, 2016, which should be read in conjunction with this press release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents the above non-IFRS measures as management believes they are commonly accepted and meaningful financial measures of operating performance. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can generally be identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “project”, “expect”, “intend”, “outlook”, “objective”, “may”, “will”, “should”, “continue” and similar expressions. The forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A for the year ended December 31, 2015 and under “Risk Factors” in its current Annual Information Form. Risks and uncertainties that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements include, but are not limited to: general economic conditions; real property ownership; competitive supply of retail properties; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; repayment of indebtedness and the availability of debt and equity financing; changes in interest rates and credit spreads; changes to credit ratings; tenant financial difficulties; unexpected costs or liabilities related to acquisitions, development and construction; increases in operating costs and property taxes; geographic and tenant concentration; risks in joint ventures; residential development, sales and leasing; and environmental liability and compliance costs.

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Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

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For further information:

Adam Paul

President & CEO

(416) 216-2081

adam.paul@fcr.ca

Kay Brekken

Executive Vice President & CFO

(416) 216-2051

kay.brekken@fcr.ca

www.fcr.ca

TSX : FCR

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